UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X] Form 10-Q [ ]Form N-SAR

SEC FILE NUMBER: 0-7406

For Period Ended: March 31, 2005

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: PrimeEnergy Corporation

Former Name if Applicable:

Address of Principal Executive Office: One Landmark Square

City, State and Zip Code: Stamford, CT 06901

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject of annual report, semi-annual report, transition report on Form 10-K; Form 20-F, 11-K, Form 1-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

The Company was unable to compile the necessary financial information required to prepare a complete filing. Thus, the Company would be unable to file the periodic report in a timely manner without unreasonable effort or expense. The Company expects to file within the extension period.

PART IV - OTHER INFORMATION

James F. Gilbert (214) 526-2030

(Name) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PrimeEnergy Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

REGISTRANT:

PrimeEnergy Corporation

Date: May 17, 2005 By /s/ James F. Gilbert

James F. Gilbert, Secretary